Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On July 17, 2024, Uniti Group Inc. (“Uniti”) made the following content available on its website regarding Uniti's contemplated transaction (the "Transaction") with Windstream Holdings II, LLC (“Windstream”). A transcript of the video linked in the content is available below.

July 9, 2024 / 11:00am Remarks on the Uniti-Windstream merger

Participants

Kenneth Gunderman Uniti Group Inc. – President, Chief Executive Officer, Director

Sarah Huckabee Sanders Governor of Arkansas

Frank Scott, Jr. Mayor of Little Rock

Leslie Rutledge Lieutenant Governor of Arkansas

Jennnifer Ragsdale Uniti Group Inc. - SVP, Chief Administrative Officer

Remarks

Kenneth Gunderman Uniti Group Inc. – President, Chief Executive Officer, Director

We are extremely excited to bring together two great Arkansas companies to create a fiber, national fiber powerhouse. This new company is going to have close to 220,000 route miles of fiber across 46 states. That makes us the largest independent fiber provider in the country. We’ll have 10,000,000 strand miles of fiber.

Because of that capacity of that network, and because of the quality of the network and the reliability of the network, some of the biggest and most important companies in the world are our customers: Verizon, AT&T, T-Mobile, Google, Amazon, Meta, Microsoft. And we are very proud of those customers. We’re most proud of our local schools, hospitals, first responders, our great United States Military as a customer, and the millions of homes and small businesses around the country. And there’s no fiber network besides Uniti’s that has a deeper reach into rural America than ours. The pace of innovation is dramatic and without fiber connectivity you cannot keep up.

For those reasons plus many others, we’re super excited about this deal. I want to say thank you to the roughly 10,000 employees of this combined company. Representing Windstream today, we’ve got Kristi Moody, the Executive Vice President and General Counsel; Mary Michaels, the Head of HR; and David Avery, Head of Government Affairs. So we’re really excited to be working together as colleagues and friends. And with that, Governor Sanders, we look forward to your comments.

Sarah Huckabee Sanders Governor of Arkansas

Like I said, it’s a pleasure and a privilege to be here to celebrate the newest and biggest chapter in Uniti and Windstream’s histories. This is a great day here in Arkansas. We take pride in companies that exist that provide good paying jobs to hardworking Arkansans all across the state, and I know that we are all excited that one of our biggest is staying right here in Little Rock.

The network is invaluable when you’re building a business, and it’s why our city and our state constantly punch above our weight. I want to give a big thank you and a shout out to you and the entire team that have brought us here together, and everyone at the two companies who have helped make that merger successful. I think there are very big things in store, not just for this business but our entire state, because of examples like this. Anybody can look at Arkansas and see what we are capable of, and what can be done here. So, thank you for your leadership, thank you for this incredible opportunity, and thank you for continuing to commit in investing right here in Arkansas. Thanks for being here with us today.

July 9, 2024 / 11:00am Remarks on the Uniti-Windstream merger

Frank Scott, Jr. Mayor of Little Rock

We’re here today at Uniti, as we just announced the merger between Uniti and Windstream, now creating a fiber powerhouse in these United States of America, led by my dear friend, Kenny Gunderman. We want to wish you all a great success, but most importantly, thank you for choosing Little Rock. You’re growing here, and you’re transforming our city, and the state’s capital city, and we’re very grateful for that.

Leslie Rutledge Lieutenant Governor of Arkansas

Could not be more excited about the Uniti/Windstream merger. Great Arkansas companies that now the rest of America is going to get to experience by bringing fiber right into your home, that connectivity that we can’t replace. And in today’s world, it’s imperative to success and to living the American dream, just like Kenny Gunderman and the rest of the Uniti/Windstream team. We’re excited about their leadership, excited to bring fiber right to you.

Jennifer Ragsdale Uniti Group Inc. - SVP, Chief Administrative Officer

This has been a fantastic day. We are beyond excited for this merger. Uniti Group has been named a Great Place to Work for seven consecutive years, and we were just named to Arkansas Business’s Best Workplace. We’re excited to merge with Windstream and expand everything we’ve learned here, and everything they’ve learned there to make this the best company for all of our 10,000 employees.

Sarah Huckabee Sanders Governor of Arkansas

I am so excited about what is happening here at Uniti and the merger of two great companies. We know that this will continue to be another great Arkansas success story, something we’re really proud of. We know what it means not just to central Arkansas, but our entire state, and excited to see what this will continue to do in the future.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream or New Uniti or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the SEC in connection with the contemplated Transaction, including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Transaction, New Uniti’s business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti’s securities to be issued in the Transaction; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

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